TSX, NYSE: AKG

ASANKO  GOLD  CONFIRMS  MINERAL  RESOURCES  FOR  PHASE  ONE

Vancouver, British Columbia, September 10, 2014 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) is pleased to announce the Mineral Resource Estimate (“MRE”) for Phase 1 of the Asanko Gold Mine (“AGM” or the “Project”) in Ghana, including a maiden resource for the newly discovered Dynamite Hill deposit.

This follows the decision by Asanko to do a comprehensive review of the original May 2012 MRE1 for the four main deposits which comprise Phase 1 - Nkran, Adubiaso, Abore and Asuadai - that were acquired from PMI Gold Corporation (“PMI Gold”) in February 2014.  The original MRE was not deemed to be a suitable input for the detailed mine planning required to commence the mining operations of Phase 1.

The results of the new MRE for Phase 1, shown in the table below, are not materially different to the 2012 MRE and therefore confirm the validity of the previous estimate. Importantly, however, the new MRE more precisely represents grade distribution and continuity within the deposits, and, as a result, the model now supports the ability to plan the mine with the selectivity required to manage grade control and volumes.

The total Measured and Indicated Mineral Resources have increased by about 0.43 million ounces of gold and the Inferred Mineral Resources have decreased by about 0.41 million ounces of gold.

Phase 1 is currently under construction and expected to produce first gold in Q1 2016 with steady state production of 200,000 ounces of gold per year by Q2 2016.  Studies are underway to incorporate Asanko’s adjacent Esaase deposit as Phase 2 with the potential to expand operations up to 400,000 ounces of gold per year.

2014 Updated Mineral Resource Estimate for Phase 1 at a cut-off grade of 0.8 grams per tonne of gold

Deposit	Measured			Indicated			Total (M&I)			Inferred
	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)
Nkran	13.24	2.55	1.09	25.80	2.23	1.85	39.04	2.34	2.94	7.06	2.34	0.53
Abore	1.61	1.70	0.09	3.37	1.63	0.18	4.98	1.65	0.27	6.59	1.65	0.35
Adubiaso	0.73	2.60	0.06	1.40	2.04	0.09	2.13	2.23	0.15	0.20	2.27	0.02
Dynamite Hill	0.00	0.00	0.00	1.84	1.86	0.11	1.84	1.86	0.11	0.52	1.51	0.03
Asuadai	0.00	0.00	0.00	1.64	1.34	0.07	1.64	1.34	0.07	1.25	1.61	0.06
Total	15.58	2.47	1.24	34.05	2.10	2.30	49.63	2.22	3.54	15.62	1.96	0.99

Note: Due to rounding differences, some totals may not add exactly

Asanko made the decision to rework the original MRE, completed in May 2012 by PMI Gold1, as it was not deemed to be a suitable input for the detailed mine planning required to commence construction of Phase 1.  As part of this exercise, Asanko:

•

Merged all geological databases into one new database;

•

Re-logged drill core associated with the deposits;

•

Re-interpreted historic data from when the deposits were previously mined (1997-2002) and compared to current data;

•

Prepared a robust 3-dimensional litho-structural geological model, which highlighted the geological controls on mineralisation, and

•

Identified different orientations of mineralisation, particularly in the Nkran deposit.

The new MRE incorporates 129 new drill holes (16,294 m), all of which were drilled at Dynamite Hill prior to July 1, 2014.  The MRE for the other four deposits did not incorporate any new drilling information and is based upon 1,790 drill holes (201,982 m) spread over the four deposits as follows:  Nkran 877, Adubiaso 327, Asuadai 143, and Abore 443.  Of the total drill database, approximately 70% are reverse circulation and 30% diamond core.

The table below represents the MRE for Phase 1 at 0.8 grams of gold per tonne cut-off as well as at several additional cut-off grades which are provided for comparison purposes.

Cut-off Au g/t	Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Ounces (Moz)
0.4	Measured	18.17	2.21	1.29
	Indicated	42.30	1.81	2.47
	Total M&I	60.47	1.93	3.76
	Inferred	24.18	1.48	1.19
0.6	Measured	17.10	2.31	1.27
	Indicated	38.74	1.93	2.40
	Total M&I	55.84	2.04	3.67
	Inferred	19.82	1.70	1.09
0.8	Measured	15.58	2.47	1.24
	Indicated	34.05	2.10	2.30
	Total M&I	49.63	2.22	3.54
	Inferred	15.62	1.96	0.99
1.0	Measured	13.98	2.64	1.19
	Indicated	29.10	2.31	2.16
	Total M&I	43.08	2.41	3.35
	Inferred	12.03	2.29	0.87

Note: Due to rounding differences some M&I totals may not add exactly with the Measured and Indicated figures.

Global Asanko Gold Mine Mineral Resources (for Phase 1 and Phase 2)

Incorporating the new MRE for Phase 1, the global resources for all the deposits comprising the Asanko Gold Mine (Phases 1 and 2) are shown in the table below.

Deposit	Measured			Indicated			Total (M&I)			Inferred
	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)
Nkran	13.24	2.55	1.09	25.80	2.23	1.85	39.04	2.34	2.94	7.06	2.34	0.53
Abore	1.61	1.70	0.09	3.37	1.63	0.18	4.98	1.65	0.27	6.59	1.65	0.35
Adubiaso	0.73	2.60	0.06	1.40	2.04	0.09	2.13	2.23	0.15	0.20	2.27	0.02
Dynamite Hill	0.00	0.00	0.00	1.84	1.86	0.11	1.84	1.86	0.11	0.52	1.51	0.03
Asuadai	0.00	0.00	0.00	1.64	1.34	0.07	1.64	1.34	0.07	1.25	1.61	0.06
Esaase	23.38	1.49	1.12	71.25	1.44	3.28	94.63	1.45	4.40	33.59	1.40	1.51
Total	38.96	1.88	2.36	105.30	1.65	5.58	144.26	1.71	7.94	49.21	1.58	2.50

Notes:

The cut-off grade used for Phase 1 resources (Nkran, Adubiaso, Abore, Dynamite Hill & Asuadai) was 0.8 g/t and the cut-off grade used for Phase 2 (Esaase) resource was 0.6 g/t.

Due to rounding differences some M&I totals may not add exactly with the Measured and Indicated figures.

The MRE for the Phase 1 (comprising the Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai deposits)  and Phase 2 (comprising the Esaase deposit) resources were all prepared by Charles J. Muller, B.Sc. Geology (Hons), PR.Sci.Nat., MGSSA, a Director of CJM Consulting Pty Ltd. (“CJM”) of Johannesburg, South Africa.  The MRE is reported in accordance with Canadian National Instrument 43-101 requirements and the South African Code of Reporting of Exploration Results (SAMREC), which is consistent with the CIM Estimation Best Practice Guidelines in Canada.  Mr. Muller has reviewed and approved the technical content of this news release.   Benjamin Gelber P.Geo. Exploration Manager for Asanko, a qualified person with respect to NI 43-101, has supervised the scientific or technical information for the Obotan project.

A Technical Report detailing the new Phase 1 MRE will be filed on SEDAR at www.sedar.com on or before October 24, 2014.  The effective date of the MRE is September 9, 2014.

Enquiries:

For further information please visit www.asanko.com or contact:

Alex Buck, Manager – Investor Relations Toll-Free (N.America): 1-855-246-7341 Telephone: +44-7932-740-452 Email: alex.buck@asanko.com	Greg McCunn, Chief Financial Officer Telephone: +1-778-729-0604 Email: greg.mccunn@asanko.com
General: info@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. Asanko’s flagship project is the fully financed and permitted, multi-million ounce Asanko Gold Mine Project, located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Notes:

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The original Mineral Resource Estimate inventory for Obotan, as reported in the NI43-101 Technical Report filed on SEDAR on May 25, 2012, consisted of Measured Resources of 15.57Mt grading 2.47g/t Au for 1.23 million ounces; Indicated Resources of 29.21Mt grading 2.00g/t Au for 1.88 million ounces; and Inferred Resources of 21.91Mt grading 1.99g/t Au for 1.40 million ounces

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves.  The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Asanko uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).

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